UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

BBVA has reached today an agreement with Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir, S.A., a subsidiary of Grupo Aval Acciones y Valores, S.A., for the sale to the former of the total stake that BBVA holds directly or indirectly in the Colombian company “BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A.”.

The closing of the transaction will take place only after all Colombian regulatory authorizations have been obtained.

The total price agreed is US$ 530 million (COP 941,731 million for information purposes), which shall be adjusted in view of the company’s net income from 2013/01/01 until the closing date. The envisaged ratio price/expected 2013 earnings would be 13.6. It is anticipated that the closing of the transaction will take place in the first half of 2013 and that the capital gain net of taxes arising from the transaction will amount to approximately € 265 million.

Madrid, December 24, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 24, 2012	By:	/s/ Francisco Javier Rodríguez Soler
	Name:	Francisco Javier Rodríguez Soler
	Title:	Management Director - M&A